Hogan Lovells US LLP 1601 Wewatta Street, Suite 900 Denver, CO 80202 T +1 303 899 7300 F +1 303 899 7333 www.hoganlovells.com

July 1, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Sergio Chinos, Staff Attorney
Erin Purnell, Staff Attorney
Melissa Raminpour, Accounting Branch Chief
Heather Clark, Staff Accountant

Re:	Laird Superfood, Inc.
Draft Registration Statement on Form S-1
Submitted May 29, 2020
CIK No. 1650696

Ladies and Gentlemen:

On behalf of Laird Superfood, Inc. (“Laird Superfood” or the “Company”), we hereby submit this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 25, 2020, with respect to the above-referenced confidential draft registration statement (the “Draft Registration Statement”).

In response to the Staff’s comments, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended DRS”) with this response letter.

Set forth below in bold are the Staff’s comments, followed immediately in each case by the Company’s response. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the comment letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in the Amended DRS.

Draft Registration Statement on Form S-1 Submitted May 29, 2020

General

1.	We note your disclosure that you intend to focus on the U.S. Natural, Organic and Functional Food and Beverages sub-segment of the food and beverage market, a $152

United States Securities and Exchange Commission

July 1, 2020

billion market in 2018. We note also that you state throughout your prospectus that your business addresses the $695 billion grocery business. Please revise to explain your choice to address the overall grocery business in your presentation instead of the Natural, Organic and Functional category.

Response: The Company respectfully acknowledges the Staff’s comment and has revised pages 4 and 72 of the Amended DRS to clarify the Company’s focus on the U.S. Natural, Organic and Functional Food and Beverages sub-segment within the broader grocery market.

While the Company focuses on plant-based and functional foods and many of the Company’s products are natural or organic, the Company competes with traditional brands in addition to other natural, organic and functional foods brands. In particular, the Company competes in various product categories of the broader grocery market such as coffee creamers and hydration drinks, rather than in product categories within the more limited U.S. Natural, Organic and Functional Food and Beverages sub-segment, as noted under “—Competition” beginning on page 83 of the Amended DRS. Natural, organic and functional foods brands like Laird Superfood have progressively competed with and won market share from traditional brands in these product categories, as reflected in the higher growth rate of the U.S. Natural, Organic and Functional Food and Beverages sub-segment as compared to the broader grocery market and as disclosed on pages 3 and 70 of the Amended DRS. The Company accordingly believes that disclosure of the size of both the U.S. Natural, Organic and Functional Food and Beverages sub-segment and the broader grocery market is appropriate and useful for investors in understanding the Company’s competitive position and potential total addressable market opportunity.

Resiliency of Recurring Revenues and Business Model During the COVID-19 Pandemic, page 7

2.

We note your disclosure that the months of March and April 2020 resulted in the two strongest revenue months in the history of Laird Superfood. Please update your disclosure in this section to include May and June 2020, to the extent possible. Please also revise to discuss how management is responding to evolving events, and how it is planning for any COVID-19-related uncertainties going forward.

Response: The Company has revised pages 7 and 75 of the Amended DRS to address revenue during May 2020. The Company supplementally advises the Staff that the Company intends to revise the disclosure in a subsequent amendment to the registration statement to address revenue during the three months ended June 30, 2020, rather than individual months within that period.

The Company also expanded the disclosure to address management’s continuing evaluation of the effect of COVID-19 on the Company’s business and the Company’s intent to follow the advice of public health authorities and adhere to government regulations with respect to COVID-19 as they develop, which may result in reduced hours at or closure of the Company’s production facility.

United States Securities and Exchange Commission

July 1, 2020

We have previously identified material weakness and significant deficiencies in our internal control over financial reporting..., page 19

3.

We note that you identified certain material weaknesses in your internal control over financial reporting during the years ended December 31, 2016 and 2017. Please describe the weaknesses in more detail and disclose if there were any post-closing adjustments made to the company’s books and records and your financial statements as a result of the material weaknesses.

Response: The Company has revised page 21 of the Amended DRS to provide greater detail concerning the material weaknesses, resulting adjustments and the Company’s response.

In the course of preparing financial statements for the years ended December 31, 2016 and 2017, the following significant deficiencies were identified, which in combination represented a material weakness in the Company’s internal control over financial reporting:

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limitations over the Company’s accounting system, which resulted in a lack of formalized controls over user access rights, system updates, system backups, change controls, and other relevant information technology general controls;

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lack of resources and established policies and controls over the financial close and reporting process, including the timely reconciliation of subsidiary ledgers and identification of related party transactions; and

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lack of resources to assess, evaluate and review the appropriate accounting treatment for certain complex or judgmental areas including the valuation allowance on the deferred tax asset, other unique transactions, and share based compensation.

During 2018, the Company implemented a new accounting and enterprise resource planning system and hired additional accounting resources to remediate the identified deficiencies and build the resources necessary to support effective internal control over financial reporting. The Company has not subsequently identified any material weaknesses.

Stockholder Agreement and Warrant, page 110

4.

We note your disclosure on page 110 that on April 13, 2020, you issued a warrant to Danone Manifesto Ventures, PBC that provides that if Danone Manifesto Ventures, PBC exercises the Participation Right, created under the Stockholder Agreement entered into on April 13, 2020, for $10,000,000 of the Company’s shares, Danone Manifesto Ventures, PBC will be entitled to purchase at the time of the closing of this offering a stated number of shares at a stated price. We further note that in April 2020 you issued and sold 383,142 shares of your Series B-1 convertible preferred stock to Danone Manifesto Ventures, PBC for an aggregate purchase price of $10,000,006. Please explain how this transaction is exempt from registration and does not violate Section 5 of the Securities Act. Please provide a detailed analysis regarding why this transaction should not be integrated into your current public offering.

United States Securities and Exchange Commission

July 1, 2020

Response: On April 13, 2020, the Company entered into a Series B-1 Preferred Stock Purchase Agreement (the “Purchase Agreement”) with Danone Manifesto Ventures, PBC (“DMV”), pursuant to which the Company sold $10 million of Series B-1 preferred stock to DMV. In addition, as a condition to DMV’s purchase of the Series B-1 preferred stock, the Company entered into a Stockholder Agreement and Warrant Agreement with DMV, copies of which have been submitted with the Amended DRS.

The Stockholder Agreement grants DMV the right to purchase up to $10 million of common stock in the Company’s initial public offering, or such greater amount to maintain DMV’s percentage ownership in the Company, provided that DMV may only exercise this right if the initial public offering commences one year following the date of the Stockholder Agreement, or earlier in the event the Company obtains a no-action letter or exemptive order from the Commission providing that the purchase of shares by DMV would not result in a violation of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”); if the offering commences within the year following the date of the Stockholder Agreement and the Company does not obtain a no-action letter or other exemptive order, DMV has the right to purchase up to $10 million of restricted stock from the Company, or such greater amount to maintain DMV’s percentage ownership in the Company, in a private placement concurrently with the consummation of the initial public offering of the Company’s common stock. The Company does not currently anticipate seeking a no-action letter or other exemptive order and as a result, the Participation Right will likely take the form of a separate and contemporaneous private placement.

The Warrant Agreement provides that if DMV exercises the Participation Right to purchase at least $10 million of shares, DMV may exercise the Warrant to purchase a number of shares of the Company’s common stock equal to 10% of DMV’s holdings in the Company prior to exercise of the Participation Right, at a price of $0.01 per share. The closing under the Warrant would occur simultaneously with the closing under the Participation Right.

The Company respectfully advises the Staff that it believes the issuance of the Series B-1 preferred stock and Warrant to DMV in April 2020 and the possible issuance of common stock pursuant to the Participation Right and exercise of the Warrant concurrently with the consummation of the initial public offering (collectively, the “Private Placements”) satisfy the requirements for private placements in reliance on Section 4(a)(2) of the Securities Act and should not be integrated with the current public offering.

In entering into the Purchase Agreement and related agreements, the Company carefully considered the availability of exemptions under Section 4(a)(2) of the Securities Act from the registration requirements of Section 5 of the Securities Act for the offer and sale of the Series B-1 preferred stock, Warrant and common stock. In this analysis, the Company relied on the guidance set forth in the Staff’s Compliance and Disclosure Interpretations, Securities Act Sections, Question and Answer 139.25 and in Securities Act Release No. 8828 (August 10, 2007) concerning integration issues implicated by concurrent public and private offerings of securities (collectively, the “Interpretative Guidance”).

Under the Interpretative Guidance, an issuer may conduct concurrent public and private offerings of securities, but only if the issuer is able to establish that the investors in the private offering were not solicited by means of general solicitation (including through the filing of a registration statement). Securities Act Release No. 8828 (August 10, 2007) provides some examples of the application of this analysis: “[I]f the prospective private placement

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July 1, 2020

investor became interested in the concurrent private placement through some means other than the registration statement that did not involve a general solicitation and otherwise was consistent with Section 4[a](2), such as through a substantive, pre-existing relationship with the company or direct contact by the company or its agents outside of the public offering effort, then the prior filing of the registration statement generally would not impact the potential availability of the Section 4[a](2) exemption for that private placement and the private placement could be conducted while the registration statement for the public offering was on file with the Commission. Similarly, if the company is able to solicit interest in a concurrent private placement by contacting prospective investors who (1) were not identified or contacted through the marketing of the public offering and (2) did not independently contact the issuer as a result of the general solicitation by means of the registration statement, then the private placement could be conducted in accordance with Section 4[a](2) while the registration statement for a separate public offering was pending.”

DMV is the investment arm of Danone S.A. (“Danone”), one of the largest and most successful consumer product companies in the world. Danone is a global leader in plant-based products, and executives from Laird Superfood and Danone became acquainted in August 2019 through industry channels. Accordingly, Danone and DMV had a substantive, pre-existing relationship with the Company. In November 2019, Laird Superfood and Danone began discussions of a potential investment by DMV in Laird Superfood. The discussions culminated in the Purchase Agreement in April 2020, before the first confidential submission of the Draft Registration Statement. The Company did not provide a draft of the confidentially filed registration statement to DMV or Danone before entering into the Purchase Agreement and did not engage in any form of general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) in connection with the Private Placements. Therefore, consistent with the Interpretative Guidance, DMV became interested in the Private Placements through some means other than the Draft Registration Statement that did not involve a general solicitation.

Additionally, in the Purchase Agreement and related agreements, DMV represented that:

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DMV is an “accredited investor” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, and DMV must qualify as an “accredited investor” in order to exercise the Participation Right and Warrant;

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neither the Company, nor any of its officers, directors, employees, agents, stockholders or partners either directly or indirectly, including through a broker or finder, offered to sell it shares by means of any general solicitation or advertising, including any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or any seminar or meeting whose attendees were invited by any general solicitation or general advertising;

•

the securities acquired by DMV were or will be acquired for investment for DMV’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and DMV has no present intention of selling, granting any participation in, or otherwise distributing the same;

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July 1, 2020

•

the securities acquired or to be acquired in the Private Placements are characterized as “restricted securities” under the Securities Act inasmuch as they are being acquired from the Company in a transaction not involving a public offering and such securities may be resold without registration under the Securities Act only in certain limited circumstances.

In addition to the representations and warranties summarized above, the securities issued or issuable in the Private Placements were or will be issued with a legend noting that the securities have not been registered under the Securities Act and may not be transferred except pursuant to an effective registration statement or a valid exemption from registration.

Furthermore, in addition to the guidance set forth under the Interpretative Guidance, the Squadron, Ellenoff (Feb. 28, 1992) and Black Box
(June 26, 1990) no-action letters and the Commission’s “Macy’s” position provide an independent basis to avoid integration of concurrent public and private offerings. See Securities Act Release No. 8828, at note 126; Compliance and Disclosure Interpretations, Securities Act Sections, Question and Answer 139.25. The no-action letters and the “Macy’s” position permit a company to conduct a private placement concurrently with a public offering, as long as the private placement is to a limited number of qualified institutional buyers, institutional accredited investors and key officers and directors of the company. The Commission allows such private placements for policy reasons, and inherent in the Commission’s stance is a recognition that these types of investors do not require the protection that registration provides. DMV is an institutional accredited investor. Further, as the investment arm of one of the largest and most successful consumer product companies in the world, DMV has unparalleled insight into the business of Laird Superfood, and Laird Superfood provided significant information to DMV in the course of a lengthy and substantive evaluation before DMV’s investment in the Company. Accordingly, DMV is in an ideal position to assess the risks and make an investment decision with respect to the Private Placements and falls within the category of investors contemplated by the no-action letters and the Commission’s “Macy’s” position.

Based on the foregoing, the Company respectfully believes, and we are of the opinion, that the Private Placements are exempt from registration pursuant to Section 4(a)(2) of the Securities Act and should not be integrated with the current public offering.

Item 16. Exhibits, page II-4

5.

We note that you have entered into limited noncompetition or nonsolicitation agreements with certain senior employees, and that you plan to enter into amended employment agreements with each named executive officer. Please file as an exhibit to the registration statement these and any other material contracts that should be provided pursuant to Item 601 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has submitted with the Amended DRS all currently available exhibits that are required to be provided pursuant to Item 601 of Regulation S-K. The Company respectfully advises the Staff that it will submit copies of the remaining exhibits, once available, in subsequent amendments to the registration statement.

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United States Securities and Exchange Commission

July 1, 2020

Please do not hesitate to contact the undersigned at (303) 454-2449 if you have any questions or would like any additional information.

Sincerely,

/s/ David R. Crandall

David R. Crandall

cc:	Paul Hodge, Laird Superfood, Inc.
Valerie Ells, Laird Superfood, Inc.
Andrew J. McCormick, Laird Superfood, Inc.
Thomas S. Levato, Goodwin Procter LLP